UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Diversified Restaurant Holdings, Inc.
(Name of Issuer)

Class A Common stock
(Title of Class of Securities)

25532M105
(CUSIP Number)

August 4, 2017
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

	Kanen Wealth Management LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3       SEC USE ONLY

4       Source of Funds (See Instructions) OO

5       Check if Disclosure of Legal Proceeding is Required
Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization

Florida, USA



			7	Sole Voting Power

				 0

	NUMBER OF	8	Shared Voting Power
	SHARES
	BENEFICIALLY		 250,624
	OWNED BY EACH
	REPORTING	9	Sole Dispositive Power
	PERSON WITH
				 0

			10	Shared Dispositive Power

				 250,624

11	Aggregate Amount Beneficially Owned by each Reporting
Person
      250,624

12	Check if the Aggregate Amount in Row 11 Excludes Certain
Shares (see instructions)       [ ]


13	Percent of Class Represented by Amount in Row 11

	 0.94%

14	Type of Reporting Person (See Instructions)

	IA

(1) KWM is the beneficial owner of 260,624 shares held by the Philotimo Fund, LP. David L. Kanen is the managing member of KWM and may be deemed to share voting and dispositive power over such shares with KWM.


1	Names of Reporting Persons

	David Kanen, Managing Member of Kanen Wealth Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY


4       Source of Funds (See Instructions) PF

5       Check if Disclosure of Legal Proceeding is Required
Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization

Florida, USA



			7	Sole Voting Power

				 2,980

	NUMBER OF	8	Shared Voting Power
	SHARES
	BENEFICIALLY		 1,457,344
	OWNED BY EACH
	REPORTING	9	Sole Dispositive Power
	PERSON WITH
				 2,980

			10	Shared Dispositive Power

				  1,457,344

11	Aggregate Amount Beneficially Owned by each Reporting
Person
			1,460,324


12	Check if the Aggregate Amount in Row 11 Excludes Certain
Shares (see instructions)       [ ]


13	Percent of Class Represented by Amount in Row 11

                        5.49%

14	Type of Reporting Person (See Instructions)

	IA

(2) Includes 2,980 shares of Common Stock held by Mr. Kanen for his own account. Mr. Kanen also has an ownership interest in the Philotimo Fund.



Item 1 Security and Issuer.


Item 1(a).	Name of Issuer.

	Diversified Restaurant Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, MI 48034

Item 1(c)

CUSIP Number 25532M105

Item 2 Identity and Background.

Item 2(a).	Name of Person Filing.

David Kanen, Managing Member of Kanen Wealth Management, LLC


Item 2(b).	Address of Principal Business Office or,
if none, Residence.

Mr. David L. Kanen
Kanen Wealth Management LLC
5850 Coral Ridge Drive, Suite 309
Coral Springs, FL 33076


Item 2(c).	Citizenship.

	Florida limited liability company

Item 2(d).	Title of Class of Securities.

	Class A Common stock

Item 2(e).

 None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

Item 2(f)

  None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source or Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Common Stock of the Issuer beneficially owned by KWM was acquired on behalf of the investment advisory clients of KWM under discretionary authority granted by KWM. In addition, Mr. Kanen purchased Common Stock of the Issuer for his own account. Because substantially all of the shares of Common Stock beneficially owned by KWM were acquired by customers prior to entering into investment advisory agreements with KWM, the aggregate amount of funds used to acquire the Common Stock set forth in this Item 3 is to the best knowledge of the Reporting Persons. In addition, none of the funds used to purchase the Common Stock of the Issuer were provided through borrowings of any nature.The aggregate amount of funds used to purchase all of the Common Stock reported in this filing totaled approximately $3,190,393.12


Item 4  Purpose of Transaction.

The 2,980 shares of Common Stock beneficially owned by Mr. Kanen for his own account were purchased and are held by Mr. Kanen for investment purposes. Depending on market conditions and other factors Mr. Kanen may deem relevant, Mr. Kanen may acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.

The 1,460,324 shares beneficially owned by KWM were purchased and are held for investment purposes on behalf of client accounts over which KWM, together with Mr. Kanen, has sole discretionary dispositive and voting power. Depending on market conditions and other factors KWM may deem relevant, KWM may, on behalf of client accounts as part of its ongoing portfolio management process, acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions.


KWM is the beneficial owner of 250,624 shares held for the Philotimo Fund, LP. Depending on market conditions and other factors KWM may deem relevant, KWM may, on behalf of the fund as part of its ongoing portfolio management process, acquire additional shares of the Common Stock, or dispose of the shares of Common Stock, from time to time, in open market or privately negotiated transactions


KWM, the Philotimo Fund, and Mr. Kanen plan on engaging the company in amicable discussions relating to capital allocation for the purpose of maximizing shareholder value. Additionally, they plan on initiating conversations with regard to board representation and potential new members that have relative experience and a track record of maximizing shareholder value.

Item 5 Interest in the Securities of the Issuer.

(a)-(b) KWM may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 250,624 shares of Common Stock which represent 0.94% of the Issuer's outstanding shares of Common Stock.

   Sole Voting Power          0

   Shared Voting Power       250,624

   Sole Dispositive Power     0

   Shared Dispositive Power   250,624


Mr. Kanen may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,460,324 shares of Common
Stock which represent 5.49% of the Issuer's outstanding shares of Common Stock.

 	Sole Voting Power	 2,980

	Shared Voting Power	 1,457,344

	Sole Dispositive Power   2,980

	Shared Dispositive Power 1,457,344


For purposes of calculating the percentages set forth in this
Item 5, the number of shares of Common Stock outstanding is or purposes of calculating the percentages set forth in this
Item 5, the number of shares of Common Stock outstanding is 26,673,471, as of the date of, as of the date of August 3, 2017.


KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

In addition to those shares of Common Stock held in the Accounts over which Mr. Kanen shares voting and/or dispositive power with KWM, Mr. Kanen beneficially owns 2,980 shares of the Issuer's
Common Stock held for his own account.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between the Reporting Persons and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2017
Date

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
Signature

David L. Kanen, Managing Member

Name/Title

DAVID L. KANEN

/s/ David L. Kanen
Signature